December 21, 2007

Via: Facsimile and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Carmen Moncada-Terry

Re:	Request for Acceleration – Gryphon Gold Corporation

Amendment No. 2 to Registration Statement on Form SB-2, filed November 15, 2007
(File No. 333-143581)

Post-Effective Amendment No. 2 to Registration Statement on Form SB-2, filed November
15, 2007
(File No. 333-135963)

Ladies and Gentlemen:

On behalf of Gryphon Gold Corporation, we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Amendment No. 2 to the Registration Statement on Form SB-2, filed November 15, 2007 (File No. 333-143581) and the Post-Effective Amendment No. 2 to the Registration Statement on Form SB-2 filed November 15, 2007 (File No. 333-135963), and to permit said registration statements to become effective at 5:00 p.m. on December 21, 2007, or as soon thereafter as practicable.

Gryphon Gold Corporation hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

GRYPHON GOLD CORPORATION

/s/ Michael Longinotti
Michael Longinotti
Chief Financial Officer